Exhibit 99.1

TEEKAY CORPORATION ANNOUNCES PROPOSED $300 MILLION PRIVATE OFFERING OF SENIOR SECURED NOTES; AND ELIMINATES DIVIDEND

HAMILTON, Bermuda, April 24, 2019— Teekay Corporation (Teekay or the Company) (NYSE:TK) announced today that, subject to market conditions, it intends to offer $300 million in aggregate principal amount of senior secured notes due 2024 (the Notes) in a private placement to eligible purchasers under Rule 144A and Regulation S of the U.S. Securities Act of 1933, as amended (the Securities Act). It is expected that the Notes will be guaranteed on a senior secured basis by certain of Teekay’s subsidiaries and initially be secured by first-priority liens on two of Teekay’s floating production, storage and offloading (FPSO) units, a pledge of the equity interests of the Teekay subsidiary that owns all of Teekay’s common units of Teekay LNG Partners L.P. and Teekay Offshore Partners L.P. and all of Teekay’s Class A common shares of Teekay Tankers Ltd., and a pledge of the equity interests in the Teekay subsidiaries that own two of its FPSO units.

Teekay expects to use the net proceeds from the Notes offering to partially fund the tender offer, also announced today, to purchase any and all of its outstanding 8.5% Senior Notes due 2020 (the 2020 Notes) and any fees and expenses thereof. The remainder of the tender offer is expected to be funded with a portion of Teekay’s available existing cash and borrowings under its equity margin loan facility. The proposed Notes offering is conditioned upon the receipt of consents of at least a majority of the aggregate principal amount of the outstanding 2020 Notes and the effectiveness of certain proposed amendments (the Proposed Amendments) to the indenture governing the 2020 Notes (which will eliminate substantially all of the restrictive covenants and certain events of default and related provisions).

The Notes to be offered will not be registered under the Securities Act, or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the Securities Act and applicable state securities laws. The Notes are being offered and sold only to persons reasonably believed to be qualified institutional buyers in the United States pursuant to Rule 144A under the Securities Act and to certain non-U.S. persons outside the United States in compliance with Regulation S under the Securities Act.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Dividend Update

In connection with this Notes offering and the tender offer for the 2020 Notes, Teekay’s Board of Directors has approved the elimination of the quarterly dividend on Teekay’s common stock commencing with the quarter ended March 31, 2019, which is in-line with the Company’s strategy to further strengthen its balance sheet.

About Teekay

Teekay is a leading provider of international crude oil and gas marine transportation services and offshore production and logistics. Teekay provides these services primarily through its directly-owned fleet and its controlling ownership interests in Teekay LNG Partners L.P. (NYSE:TGP), the world’s third largest independent owner and operator of LNG carriers, and Teekay Tankers Ltd. (NYSE:TNK), one of the world’s largest owners and operators of mid-sized crude tankers, and its non-controlling interests in Teekay Offshore Partners L.P. (NYSE:TOO), the world’s largest provider of shuttle tankers and fourth largest independent provider of leased FPSO solutions. The combined Teekay entities manage and operate total assets under management of approximately $16 billion, comprised of 205 liquefied gas, offshore, and conventional tanker assets. With offices in 14 countries and approximately 8,000 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.

Teekay’s common stock trades on the New York Stock Exchange under the symbol “TK”.

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-2963

Website: www.teekay.com